

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 9, 2012

Via E-mail
Mr. Stephen E. Jones
Chief Executive Officer
West Texas Resources, Inc.
5729 Lebanon Road, Suite 144
Frisco, Texas 75034

> **Re:** **West Texas Resources, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 9, 2011**
> **File No. 333-178437**

Dear Mr. Jones:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-1

General

1. To eliminate the need for us to issue repetitive comments, please make appropriate corresponding changes to all disclosure to which a comment relates. If parallel information appears at more than one place in the document, provide in your response letter page references to all responsive disclosure in the marked version of the document.

2. If a numbered comment in this letter raises more than one question, ensure that you fully respond to each question. Make sure that your letter of response indicates precisely where responsive disclosure to each numbered comment and each point may be found in the marked version of the amendment.

3. We note the disclosure you provide in the first two paragraphs under "Recent Sales of Unregistered Securities" at page II-1. With a view toward possible disclosure, please

provide us with a more detailed analysis regarding whether the spin-off transaction constituted a sale of the securities by your then parent. In your response, please discuss Staff Legal Bulletin No. 4 (September 16, 1997), including Footnote 5. That Bulletin is available at http://www.sec.gov/interps/legal/slbcf4.txt.

4.   Revise your prospectus generally to clarify the nature of any continuing and ongoing relationship with Russian Resources. For example, at page 14 you state: "Russian Resources no longer has any ownership of our capital stock and has no continuing obligation to provide financial, operational or organizational assistance to us." However, reference to your prospectus and to the Form D Russian Resources filed on June 29, 2011, makes clear that both companies share, at a minimum, the same mailing address and the same CEO.

Summary, page 1

Our Company, page 1

5.   You disclose that on September 2011, you acquired a 31.25% working interest in an exploratory oil and gas drilling prospect covering 120 acres in Eastland County, Texas. Please also disclose here that this prospect contains two exploratory wells operated by West Texas Royalties, LLC.

6.   You disclose that you intend to conduct investigations and other due diligence related to the acquisition of equity interests in oil and gas properties. In this regard, please disclose the extent of the due diligence you conducted before purchasing your 31.25% working interest in the Eastland County prospect. You disclose on page 16 that there is no reserve report with respect to this property. Explain to us whether this acquisition was made in a manner that was consistent with your strategy as disclosed on page 15. If not, please revise that disclosure as necessary to clarify.

7.   With a view toward disclosure, please advise us regarding the nature and extent of the experience that West Texas Royalties, LLC, the third-party operator of your Eastland County prospect, has operating an oil and gas well. Tell us also of any affiliation or ongoing business relationships between the Company and West Texas Royalties.

Risk Factors, page 2

General

8.   Revise this section to eliminate text which mitigates the risk you discuss, such as a number of clauses which begin with or precede "Although," "While" or However," including the statement at page 4 that you intend to obtain insurance in accordance with industry practice. Also, substantially revise the section to state the risks plainly and directly, eliminating statements that there is "no assurance" of the particular item you reference.

9.   From the biographies of your executive officers on page 21, it appears that each serves as an officer of Newport Capital Consultants, Inc., a financial management and consulting firm. If they devote less than full time to your business and affairs, disclose the approximate percentage that each devotes to your business in the disclosure at page 21, and add an appropriate corresponding risk factor.

Our management has no prior experience in operating an oil and gas business, page 2

10.   With a view toward potential disclosure, please advise us whether either of your executive officers has visited the Eastland County prospect.

Drilling for and producing oil and natural gas are high risk activities with many uncertainties, page 3

11.   On page 7, you disclose that hydraulic fracturing involves the injection of water, sand and chemicals under pressure into the formation. In addition, in this risk factor you discuss that you are subject to operating risks associated with drilling for and producing oil and natural gas. Please expand your risk factor disclosure to address, if material, any specific financial and operational risks associated with your hydraulic fracturing operations, for example, the underground migration of hydraulic fracturing fluids or spillage or mishandling of recovered hydraulic fracturing fluid.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 14

12.   Revise your document to provide current and updated disclosure. For example, please disclose the drilling plan for your Eastland County prospect over the next twelve months, as well as the expected costs. You disclose at page 16 that the prospect contains two wells, and the current plan was for West Texas Royalties, LLC to fracture stimulate one of the two wells this past December, and subject to performance of that well, fracture stimulate the other well and/or drill additional wells on the property. At page F-12, you suggest that the operator began drilling the initial well in October of 2011, with drilling and casing complete in early November with fracturing operations expected to commence during the week of November 14, 2011. Provide consistent disclosure which clarifies the status of all these planned activities and the results. Also provide corrected or revised disclosure regarding the "proposed operations of SandRidge" which you reference at page 19.

13.   Similarly, we note the related disclosure at page 15 and elsewhere regarding the oil field related services, such as water hauling, you provide or plan to provide. To that end, you disclose on page F-10 that you purchased a water truck in August 2011 for $35,759 in cash. On page F-12 you then disclose that in October 2011 your water truck was placed into service pursuant to a lease arrangement with an unaffiliated third party, which requires the lessee to pay $2,500 per month plus 10% of the revenue collected by the lessee from its use or sublease of the truck. Please disclose how oil field related services

fit into your plan of operations, and disclose any revenues received to date from such services.

Proposed Business, page 15

Our Strategy, page 15

14.   You list the "key elements" of your strategy and indicate the steps that you "will" pursue during the "initial" phase of your strategy.   These include surveying properties, conducting feasibility analysis, preparing a development plan and a number of other steps which would normally be conducted by the owner or operator of a property. However, on page 14, you describe yourself as a "non-operator working interest owner" and will "rely on outside operators."   In this regard, we also note the apparent lack of experience of your two officers in technical oil and gas exploration issues. Revise the description to clarify the steps that you will take as part of your diligence and remove the suggestion that you will be conducting activities that you in fact will have done by third parties, if at all.

Oil and Gas Interests, page 16

15.   As you appear to be engaged in oil and gas producing activities as defined in Rule 4-10(a)(16) of Regulation S-X, please provide the disclosures required by Items 1205 and 1206 Regulation S-K, or tell us why such information is not required.

Acreage, page 16

16.   Please disclose the minimum remaining terms of your undeveloped acreage, if material. See Item 1208(b) of Regulation S-K.

Management, page 21

17.   Please revise to provide precise and consistent disclosure. For example, you indicate that Mr. Jones serves as a vice president for Newport Capital Consultants, but you also indicate that Mr. Kerr serves as "the" Vice President of Newport. Also, the Form D Russian Resources filed on June 29, 2011, indicates that Mr. Jones still serves as its CEO, although the sketch you provide at page 21 suggests that his service in that capacity ended on December 2010. Lastly, if you retain the assertion, clarify for us the significance of being designated a "certified" merger & acquisition advisor, and indicate who provided Mr. Jones with that designation.

18.   You disclose that both Mr. Jones and Mr. Kerr have worked for more than the past five years at Newport Capital Consultants, Inc. The president of Newport Capital Consultants appears to be Gary Bryant, whom we note is also your majority shareholder. Accordingly, Newport Capital Consultants appears to be an affiliate of the registrant. Please revise both sketches to make this clear. See Item 401(e)(1) of Regulation S-K.

19.	Revise the disclosure under "Compensation of Directors" to state your known intentions regarding the number of additional members you intend to appoint and the timing of any such planned appointments. Provide any disclosure that Item 401(a) of Regulation S-K requires, once you have chosen or nominated any individuals to so serve.

Related Party Transactions and Director Independence, page 22

20.	As a smaller reporting company, please disclose whether you have entered into, or currently propose to enter into, any transactions required to be disclosed by Item 404(d) of Regulation S-K, including the instructions to Item 404(d).

Principal Stockholders, page 23

21.	If they are married, please revise the table to include for both of the Bryants all shares held by the other as well as individually, and provide a footnote which explains why you aggregate their holdings. A person is regarded as the beneficial owner of securities held in the name of his or her spouse. See Securities Act Release No. 33-4819.

 Exhibits

22.	Please file the agreement that evidences your 31.25% working interest in your Eastland County, Texas prospect. See Item 601(b)(10) of Regulation S-K.

Signatures, page II-4

23.	Please indicate who is signing in the capacity of your principal accounting officer or controller. See Instructions 1 and 2 to the Instructions to the Signatures section of Form S-1.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert the staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Kevin Dougherty at (202) 551-3271, or in his absence Timothy S. Levenberg, Special Counsel, at (202) 551-3707 with any questions.

Sincerely,

/s/H. Roger Schwall

H. Roger Schwall
Assistant Director

cc: Via E-mail
      Daniel K. Donahue, Esq.
      Greenberg Traurig, LLP